Changes in Investment Policy:
Effective June 14, 2017, Dividend, Interest
& Premium Strategy adopted the following investment policy, which permits the Fund to invest up to 10% of its total assets in securities issued by master limited partnerships (MLPs):
The Fund may invest up to 10% of its total assets in securities issued by master limited partnerships
(MLPs), including, without limitation, common units, preferred units, convertible subordinated units or other equity or debt securities.

Effective October 10, 2017, Dividend, Interest &
Premium Strategy rescinded its nonfundamental policy regarding written call options on equity indices and adopted a new nonfundamental policy of writing (selling) covered call options on individual stocks held in the Funds Equity Component.